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                             Avanir Pharmaceuticals



May 27, 2005

Via Facsimile & EDGAR

U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Mailstop 03-09
Attn: Albert C. Lee

Re:  Avanir Pharmaceuticals
     Registration Statement on Form S-3
     File No. 333-124230

Ladies and Gentlemen:

     On behalf of Avanir Pharmaceuticals, a California corporation (the "Company"), I hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the above-referenced registration statement be accelerated and that it be declared effective as of 4:00 p.m., Eastern time, on Friday, May 27, 2005, or as soon thereafter as practicable.

     In making this acceleration request, the Company acknowledges that the acceleration of the effectiveness of the registration statement does not foreclose the Commission from taking subsequent action with respect to that filing and does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing. Additionally, the Company acknowledges that it may not assert the Commission's acceleration of the registration statement as a defense in any proceeding under the federal securities laws of the United States initiated by the Commission or any other person.

     Please contact our legal counsel, Ryan Murr of Heller Ehrman, LLP at (858) 450-8425, if you have any questions regarding this request.


                                                       Sincerely,

                                                       /s/ Gregory P. Hanson

                                                       Gregory P. Hanson, CMA
                                                       Chief Financial Officer